Filed by Wachovia Corporation pursuant to

Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934, as amended

Subject Company:

Golden West Financial Corporation

Commission File No.: 1-4629

Date: May 15, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia will file a registration statement, which will include a joint proxy statement/prospectus, and Golden West will file a proxy statement, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

Wachovia and Golden West and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING IS A TRANSCRIPT OF THE WACHOVIA ANALYST/INVESTOR CONFERENCE HELD ON MAY 12, 2006

Alice Lehman - Wachovia - IR

Thank you operator, hello, everyone. We appreciate your joining us today on this conference call and hope it will prove helpful to you. We’re holding this call because over the last several days after we have spoken with many of you, we’ve notice the majority of the questions we have received have revolved around a few common themes. The purpose of this call is to try to clarify these issues for you. Our CFO, Tom Wurtz, will go through a short presentation deck that highlights these issues and then we’ll get to your questions. Also with him is CD Davies, President of Wachovia Mortgage. Let me assure you, we will stay on this conference call as long as it takes to answer your questions. For those listening by phone or by webcast, please be sure to access our investor relations Web site at Wachovia.com/investor for the slides that we will refer to in this call. In addition to this teleconference, this call is available through a listen-only live audio Web cast. Replays of the teleconference will be available by about 4:30 today and will continue through 5:00 PM Friday, June 9th. The replay phone number is 1-706-645-9291 and the access code is 9296702.

Before I turn this over to Tom, I need to begin with the usual reminder. First, any forward-looking statements made today are subject to risks and uncertainty. Factors that could cause our estimated results to differ materially from any forward-looking statements are set forth in Wachovia’s public reports filed with the SEC, including Wachovia’s current report on Form 8-K filed last Monday.

Second, Wachovia’s proposed merger with Golden West will be addressed in a joint proxy statement/ prospectus to be filed with the SEC. When it becomes available, we urge you to read it because it will contain important information. Information regarding the participants in the proxy solicitation is contained in our annual proxy materials filed with the SEC. That document and other SEC filings can be obtained for free at the SEC’s web site and from Wachovia and Golden West. Now let me turn it over to Tom.

Tom Wurtz - Wachovia - CFO

Thanks, Alice, and good afternoon everyone. We will go through this, and it’s interesting I was talking to Herb Sandler about the presentation and ran it by him, and he came back to me and he said, and he’s always very direct, Tom, this is awful. It’s a lot of different topics and there’s just one page after another, I don’t see the common theme. And that kind of highlights what Alice was saying. Our real intention is to take all of those different ideas that have come back to us, just points, some questions and, for clarification, we’ll walk through the different issues and maybe that will stimulate some new thought, maybe we’ll clarify some things. And at the end of the day, really not trying to convince people of a lot as much as just expose them to the facts.

So if we could turn to page 1. One way of looking at this, people question whether the price was appropriate or inappropriate. One way of looking at it is, this is a company that was 95% institutionally owned and their shareholder list would include some of the best and brightest in the investment world. And essentially when you take a look at the excess capital that we’re going to be extracting from the Company, reflective of the larger company we are with greater product and business line diversification as well as geographic diversification, we can feel pretty comfortably taking out a significant amount of capital. When you do that, it essentially equates the price that existed on the day before we did the deal with the price we’re paying. And so, therefore, we would say, well, here’s some bright investors who are willing to pay the price that existed on the Friday before our announcement, and we’re essentially paying the same price per share.

Now what we’re burdened with though, is, well, we are equating the dividend. And so we have to make up for the drag that’s caused by funding that dividend and the drag that’s caused by extracting that capital in terms of the cash we have to borrow. But, we have the benefit of cost savings whose present value exceeds the onetime costs to achieve those, and we think there is some very, very significant and achievable revenue synergies. So when we look at it, we think that the price was very fair. And as we take a look going forward, we think there’s a tremendous reason to be optimistic.

But just walking through the page, you can see the estimate of excess capital is 3.7 billion to 4.1 billion. It’s really reflecting, we don’t know exactly what period we’ll close, in terms of whether it will be the beginning of the fourth quarter, end of the fourth quarter. So we’re reflecting a little bit of a range there. And also, the market premium paid really depends on how you want to think about the options also in terms of were the options worthless and then they vest as we have a change in control. So basically, that’s just to reflect there’s some element of judgment around that. But at the end of the day, we are effectively paying about 11.6 P/E, and our P/E was 11.4. So there is a slight level of dilution there that we will make up for through the synergies.

Turning to page 2, I don’t think we recognized the significant lack of understanding as to exactly how we were organized from a mortgage perspective and how that related to the way that Golden West was organized. And that has created a lot questions and a lot of concern about integration that I think is probably misplaced. And so maybe if we walk through and describe how we’re organized and some of the metrics around our business, it might provide some clarity there.

And so the way this page is organized is to take a look at the channel of products and the customers. And what you first see is from the wholesale correspondent perspective, we offer a broad range of products that includes fixed ARMs, fixed-rate mortgages, ARMs, home equity loans, home equity lines of credit, and that product set is offered across all of our channels, whether it be retail or wholesale. And the customer that we’re paired off against on the wholesale correspondent channel is national mortgage brokers and correspondents. Moving to the right of the page on our retail channels, we have retail mortgage originators, we have Internet and direct-mail channels. And again, you see the same product set. And also, we have our retail branches. And so basically the customers we are focused on there is in-footprint customer, retail customers, focus on financial planners, realtors, builders, referred customers, and then customers that move into our branches. So there’s two distinct ways that we approach the market. One is through the wholesale channel and one is through retail. A pretty consistent product offering across all channels.

And in terms of some metrics about the relevant size of our business, you can see in 2004 that the wholesale correspondent channel produced $5.3 billion, retail was 16.3 from the mortgage originators, Internet mortgage and direct mail and the bank branches were 23.8 billion for a total of 45.4 billion. Similarly in 2005 as you walk across, we also include AmNet production, which closed in December 2005. And so as you walk across the page, you see about $58 billion of production in 2005, and in the first quarter, we did about $18 billion of production.

Turning to the next page, Golden West’s mortgage distribution channel, they would have wholesale. The difference between their wholesale and ours would be they don’t deal with correspondents. The product set is much narrower. It’s essentially the option ARM product, and the customer that’s served by the wholesale channels is brokers. On the retail channel, they have direct mail, Internet, retail mortgage originators that operate under the Loan Experts brand, which was essentially started in the fall of 2005, and then also the retail bank branch. However, when someone comes to the retail bank looking for a mortgage, they’re actually referred to an originator outside of the retail branch. It has not at all been a focus of theirs to originate mortgages to their retail banking customers.

As you take a look across the products, the one consistent theme is the option ARM. And then finally is I would ask you to look down the retail mortgage originator, or Loan Experts column. What you see is they originate on behalf of others a full product set that are brokered to third-party lenders. So this is a group of people, I think there is about 600 of them, and they are focused on and trained to emphasize the option ARM program. However, they are armed with a full suite of products that includes everything from fixed-rate products to hybrids to all-pay product, and they originate those products for delivery on a broker basis for delivery to the likes of Countrywide and Wells Fargo and WaMu and everyone else under the sun. And that’s where we think there’s going to be an opportunity, which I can talk to later.

And finally looking across the customers, obviously the wholesale is brokers, direct-mail, previous and existing retail customers from all channels. The Internet essentially the same thing. Retail mortgage would be people located in freestanding offices and they are focused on people that recognize the World Savings brand and access them as a retail customer, focused on financial planners and realtors primarily, and also probably small builders.

And then finally the retail bank branch customers would be the banking customers. Down below, we provide some information about what their production has been over time and looking at 2004, they had about $49 billion of production. If you take a look at the first-quarter annualized, there’s about 38 billion. So over the course of the year, either momentum grew or there’s some level of seasonality, so the actual production for the year was higher than the first quarter annualized. Look at 2005, about the same thing. You have 44.7 billion if you annualize the first quarter’s production and they ended up the year at about 51 billion. And now if we look at the first quarter, if you take the first quarter annualized, you’re about 46 billion, which would be up a little bit from last year and the actual production in the quarter was about 11.6 billion verses about 11.1 billion in 2005.

In terms of, if you take a look at how much balance growth they achieved in the first quarter of each year over the last three years, you can see they achieved about 18 billion in 2004, 20 billion in 2005 and about 12 billion in 2006. And so the natural question is, well if they produced more in the first quarter this year than they did in prior quarters, why didn’t we not see more balance growth? And it’s simply higher prepayments.

Turning to page 4, we are going to switch channels and talk about the retail branch channel and talk about the customer base. Extraordinarily attractive demographics there. When we think about the footprint we were looking to build over time, it was to include increased presence in Texas, in California. Our natural extension would have then been into Arizona and Nevada. This is completely in-line with that and provides us the benefit of also the fast-growing Florida markets where we some overlap, and also gives us some increased concentration in New Jersey, and then some smaller places like Kansas City and Chicago, and also in Colorado which we would think would be very desirable.

So if you take a look at the demographics, it does a great job in terms of raising our deposit weighted household income. It now gives us access to MSAs which cover 55% of the nation. And when we take a look at MSAs that we’re not in that we would want to be in, it’s pretty few and far between. So there has been a lot of focus on, gosh, is this just one of many acquisitions you’re going to do that are going to be significant in size? I don’t think so because there aren’t a lot of MSAs we’re looking to get into and there aren’t a lot of banks that are located in just the MSAs we want to be in. So I think people should take some comfort in this deal from that perspective.

In general, we have built our success on being metropolitan focused and Golden West’s branch structure is in metro areas and is very consistent with where we have been able to achieve a lot of success in the past. It’s in faster-growing areas, and in general their focus has been on exceptional customer service and care for their customers and so they have had household attrition of less than 10% a year, which is slightly better than we have experienced. And we feel fairly confident that we’re better than any other big bank in the industry on that measure.

Turning to page 5, it’s interesting the amount of conversation there has been around the state of the condition and the location of the Golden West branches. We’ve heard remarkable comments from gee, I thought half their branches were on the second floor of strip shopping centers or they are in abandoned warehouses. It’s just absolutely unfounded and a complete contradiction of the facts to characterize their branches as being anything other than superior. When we take a look, we’ve looked at all the branches in California, essentially all of the branches in Florida and branches in Texas. And what we would say is that in terms of site location, 80 to 85% are A to A minus, and the remaining would be B plus sites. I believe that would be superior to virtually any major bank in the country. No one has the concentration of A-quality locations they do.

High visibility sites, high income ZIP codes, extraordinarily well maintained. Deferred maintenance just wasn’t part of their lexicon. They took care of things very, very well. The technology infrastructure, no deficiencies. They operate on a Windows-based platform. In most of the branches, you’ll see flat-screen monitors behind the tellers, they have a lot of prompting source code that allows them to identify customer needs when a customer walks in. The ATM network — essentially all of the branches at one point had ATMs, and they have taken the ATMs out of about 200 of the branches just reflecting the fact that they weren’t being used very effectively and it didn’t make sense to spend the money on them. But the wiring is all in place, the lighting is all in place. And so we’re going to conservatively say, it’s going to cost us $40,000 per ATM to add 200 ATMs.

In terms of drive-throughs, this is a pretty conservative number. I can’t imagine we’re going to quite add this many drive-throughs or supplement their existing drive-throughs by adding another lane. But we said maybe 55 to 60 locations will cost us $200,000 to add a drive-through, which is pretty costly. So some of you might want to get in the contracting business if we really follow through with this because that’s a pretty high cost.

When we take a look at the branch consolidations, as we have mentioned, there will probably be 55 branch consolidations and probably an even split between our branches. There has been some talk that it would be more heavily weighted towards ultimate locations being Golden West locations, and that’s probably going to be what occurs. But the point is, we put an estimate in our plans that the annual cost due to the capital improvements we’d need to make was going to be about $20 million a year and there is an appendix page which shows that we would expect the net cost to be more in-line with $7 million a year. Because obviously by putting ATMs in, you get more customer use and so forth that actually provides some revenues. So we feel awfully comfortable that we’ve been conservative on that front.

Turning to page 6, in our presentation I believe it’s on page 13, we showed what some potential revenue opportunities were that were not included in the base financials that we presented and they reflect in terms of the savings with World Savings mortgage opportunity. We think there is an opportunity to add about $17 billion of incremental production, and we will just assume 30 to 40 basis points of spread reflecting originate and sale. And the way this comes about is, as I mentioned before, with their Loan Experts program, they’re currently originating these products for other lenders. Also, we think there is a great opportunity to introduce the suite of Wachovia products to the broker population that serves Golden West. And we think there is reason to be quite optimistic that there’s a lot of opportunity to originate product through the broker segment that’s untapped today. Clearly, brokers would rather deal with fewer rather than more lenders. And therefore we think there is a really good opportunity to develop some synergies there.

On the Wachovia mortgage side, we think there is a real opportunity to increase the use of option ARM programs in our footprint and we think that the mortgage company can distribute the option ARM in higher cost metro areas and the wholesale channel gains full offering which will increase broker customer base. So we think there’s a real chance to both add production on the existing network of brokers, as well as add more brokers to our channel.

And finally, on the very conservative estimate we have made on the opportunity within the bank branches, we think if we just simply offer checking accounts to current customers and through customer acquisition, adding $3.1 billion of deposits we will add $70 million of revenue. So we’re not including other deposit sales, incremental consumer loans, business banking, commercial lending, investment sales or wealth opportunities. So we have been extraordinarily conservative on that front.

And actually I said revenue I believe on the $70 million, that is pretax profit.

There has also been questions about the basic negative amortization product, the option ARM at Golden West, and we thought it would be useful to provide some statistics in a fairly simple format that would avoid having people rifling through their annual report trying to pull up some of the stats they were interested. Although I would have to say, their annual report is about as well-written as anyone could have hoped for. $121 billion in loans, average loan size is something less than $250,000. The add origination in terms of LTVs less than 70 is 54 billion, LTV 78 to 80, 61 billion and then there’s about $6 billion of loans that were made at LTVs over 80 for which they have private mortgage insurance. The average portfolio LTV is 68% at origination. And I would just remind people that perhaps thinking about this, it’s hard to imagine any loan before 2004 where the property hasn’t appreciated very appreciably, and so probably the effective LTV is far less than the 68% that’s quoted here.

One of the questions people have had and one of the misconceptions is around this concept of deferred interest. Deferred interest is created when borrowers elect a minimum payment option for any monthly payment. I might just remind people that with this product, it’s initially priced with a pay rate that is lower than the fully indexed interest rate. And therefore, there is the potential that if a customer elects to use the pay rate as the basis for their payment, that the difference between the pay rate and the contractual interest rate will be added to the principal balance of their loan on a monthly basis. And so that therefore creates what is referred to as deferred interest. Just to make that clear though, the creation of deferred interest is immediately added to the legal loan balance, so there is no new accounting concept or anything else. It’s simply if my loan balance was $100 and I added $1 of deferred interest, my new loan balance is $101. So there is no real questions around collectibility which I’ve heard some concern around.

Deferred interest has grown from about $90 million in the first quarter of ‘05 to 666 million in the first quarter of ‘06 and it’s likely to grow by $2 or $3 billion more over the next 24 months. If you think about that and say what does that do to the LTV, that would take your 68% LTV to 71%. But I might remind folks that when the loans were originated by Golden West, there is a variety of practices in the industry. In some cases people, use that low pay rate as the basis to qualify people for the loans and make the loans. In the case of Golden West, they qualify people and make their loan decision based upon the fully indexed rate that amortizes the loan over 30 years. After making that decision that somebody is an appropriate credit based on that the criteria and that they have an appraisal that was done by their in-house appraisers that they feel the value and the property is likely to be preserved, they then give the option to the customer to say although we know you can based on your cash flow and your financial wherewithal make the fully indexed payment, we’re going to offer you several different options that range from making an amortizing payment to just paying the interest to paying a payment that’s based on the pay rate or to pay the loan off over 15 years. And so it is not unexpected that there are going to be customers who will elect the negative amortization option because that is a basic feature of the product. So the loans are underwritten with an expectation that there will be negative amortization and in order to ensure that this does not grow over time with no ability to amortize the loan down by its final maturity, there are certain caps on the product that when the amount of negative amortization would grow to a point that it represents 125% of the original loan amount, then the loan is recast such that it then is adjusted to a payment that would pay off over the remaining term of the loan. That’s for loans with an LTV of less than 85%. For loans greater than 85%, that recast occurs when the loan amount reaches 110% of the original loan amount.

In terms of the indices to which the loans are based, I would ask you to turn to page 8, there’s three primary indices. There is the COSI index, and that’s equal to Golden West’s cost of savings; thus, cost of savings is the basis for that acronym. That’s about a little bit more than half of the portfolio. There’s the CODI index, that is based on average three-month certificates of deposit. The yield is published by the Federal Reserve H-15 report, and that’s a 12-month moving average. And so as you think about how that index would be constructed, it would look at the three-month rate that has existed on a national basis over the last 12 months and it would take the averages out. So as you can imagine as we step forward in time, we are dropping off the rate that prevailed 12 months ago and replacing it with the rate that prevails today, so that indice is applying mathematics going to step up over time.

And finally, there is the COFI index, and is equal to the average cost of funds of saving institutions in the 11 FHOB districts, and that’s about 8% of the portfolio. All of these indices tend to reprice up after market rate has stabilized. Overall, they should rise by something between 75 and 125 basis points after the Fed stops raising rates. And also, there is a benefit to Golden West in that they do not have or they have an excess of loans tied to the cost of the savings index compared to the deposits they have. So therefore, there is a portion of their loan portfolio that is tied to their savings index that is funded by wholesale borrowings. Therefore when rates stabilize, wholesale borrowing costs will cease going up, yet there’s still continued upward momentum in the index to which the loans are tied resulting in spread expansion.

All of that has to be considered in the context of there are some things that will mitigate some portion of that benefit, and those things would be higher prepayments, lower margins on new loans and a shift from higher yielding CODI ARMs to lower-yielding COSI ARMs. So customers are not unaware that there is some opportunity to arbitrage between indices, and so they take advantage of that opportunity. Golden West has been very successful at implementing a prepayment penalty which is 2% of the loan balance which is in effect for three years. They waive that if someone refinances with them. So customers can elect to go from one index to another through the refinance process.

And then I guess we’re to the Appendix. I would just mention another point that has been brought up by a number folks, and that is the Sandlers are very smart people and they would not be selling now unless they knew it was the top of the market. And I would just say, clearly, when we began speaking to them, that was one of our concerns because we have seen this in the past from time to time. Is this a point where folks have just run of cash and they feel that now is the time to sell? And all I can say is that I’ve spent a fair amount of time with the Sandlers, both Herb and Marion, and taking a look at their lifetime and their integrity and the decency that they exhibit. They have said very specifically that that is not the motivation for their sale and that they believe that there is a finite life expectancy for a mono line, and that has been evidenced by the decisions by folks like MBNA, Providian, even Westcorp, and I believe them. That doesn’t mean that it isn’t a market. The mortgage market is not a cyclical market and things will change over time to the good and to the bad. But at the end of the day, I do believe that they honestly believe this was the best transition for their employees and for their customers and they shared many of these same cultural values that we share and the same commitment to the customer. And so therefore, there is nothing I can say to convince any one of you that that’s the case. However, I would say that it would be a total contradiction in their character to have said something publicly if they did not believe that based on their remarkable record over time.

So with that, I think we will open up for any questions people have.

Operator

(OPERATOR INSTRUCTIONS).

Alice Lehman - Wachovia - IR

Operator, I would also like to ask that when the people ask questions, they give their name and their firm’s name.

Operator

Nancy Bush, NAB Research.

Nancy Bush - NAB Research

A couple of questions, Tom. A lot of the reaction I have gotten his week has been based on the banking industry’s historical experience with buying thrifts. And if you could just address that specifically for Wachovia and generally as to your observations and how this deal may or may not be different?

Tom Wurtz - Wachovia - CFO

One thing to note I think is that I would venture to say 99% of all of the customers with Golden West are also banking customers. So it’s not some mutant form of life that people think is remarkably different than a bank customer because in fact these customers have banking relationships. So when people talk about it being a different customer base, I think it’s more a question of it’s a group of customers who have used this particular institution in a different way than they have used their primary bank. So from that standpoint, when we take a look at the historical Wachovia franchise or Bank of America franchise or a number of others, a large portion of our customer base was primarily or was previously a thrift customer base. And we think we have been pretty successful in converting those customers to the bank product sets that we offer. I would say traditionally if you look back in the ‘90s, the early ‘90s and so forth, it was pretty standard that you would expect a fair amount of attrition because you simply crammed your product set and those customers you forced them to do business in a way that was different than they wanted. We’ve become much smarter than that I think as most of the industry has. So I think we can go about it in a pretty thoughtful way of learning from our counterparts at Golden West as to what are the important things for their customer base and then begin to put together packages of products and benefits that gives them truly an incentive to move some of their business to Wachovia from a traditional banking perspective. And we also think that we’ve demonstrated through our de novo activities the ability to go into new markets and attract new customers by offering a value proposition that is founded on great customer service and a broad set product set and knowledgeable employees. So I understand that that is a concern out there. I would just say that I would say we are about as good as anyone out there in terms of understanding what customers need there and in crafting a solution for those needs. So, was that helpful?

Nancy Bush - NAB Research

It is. If you could just also add to that, I mean, part of this impression is due to the limited product set that the Golden West sales force is dealing with right now versus what Wachovia brings to the table. So if you could just address as well the issue of training, how long do you think it will take to bring their sales force up to familiarity with and ability to sell the entire Wachovia product set, just sort of the issues around getting the process in place?

Tom Wurtz - Wachovia - CFO

That is a good question. I think one of the things we benefit from here is we’re not trying to undo something. That has been a challenge for folks in the past where a thrift has begun the migration to a bank product set and you were trying to essentially undo what was already underway, put together some new products in place and do a lot of things at once. I think in our case, we benefit from the standpoint of they do have a very simple product offering. And my guess is that if you ask everyone that’s in a branch at Golden West do they want to become far more sales oriented, some of them will say yes and some will say no. I love the customer service aspect. We think that there is a great opportunity to train some of their people on different sales techniques and a broader product set and supplement them by having more people that are sales oriented. And there will be a lot of opportunities for people to be more service oriented. So it isn’t as if we have to go in there and say we’re going to convert everyone of these people to be a dynamic salesperson that can sell every bank product under the sun. I think we will go about it in a very thoughtful way. We’ve guaranteed all of the customer-facing people jobs and so I think that that kind of confidence that people have that they’re going to be taken care of translates very quickly into a sense of confidence by customers that they are going to be taken care of. And we can go about this in a very thoughtful way because we’re not predicating this deal on a big cost saves. And so our expectation would be probably eight quarters after conversion, you’re in a pretty good position in terms of the literacy of people across the sales platform on the products, whether they know every feature or not or where they can introduce the concept and then turn it over to somebody that can be an expert in it. But we think we have a pretty good sales platform after — about that kind of timeframe.

Nancy Bush - NAB Research

Thank you.

Operator

Kevin Johnson, Dodge & Cox.

Kevin Johnson - Dodge & Cox

I was wondering, you talk about the strength of the Golden West retail branches. Are there things in how they run the branches that you think can be applied to the Wachovia system more broadly, or are there things that you guys can learn from how they run their branch system? And how significant might that be, if there are?

Tom Wurtz - Wachovia - CFO

I think we’ll have to dig into that to see, but I would say that from all accounts, their customers love them. I think our customers like us very much. I don’t know if love comes to mind too often, but they clearly have crafted an ability to, on their model, train people to execute flawlessly against their model. And their attrition for their branch personnel is substantially lower than that of the banking industry, and frankly lower than ours. So from that standpoint, I think they have done a very good job for their model of identifying what the attributes are of their employees that will mesh well with their particular model. So I am guessing that we can extend some of that to identifying the right kind of people that will be successful with our model. But they are clearly absolute professionals in the branches and I think they have done an exceptional job of understanding what their particular customer needs are and addressing that. So I wish I could give you something more specific, Kevin, but at this point I think that’s what we’ll have to go with.

Kevin Johnson - Dodge & Cox

Okay, thanks.

Operator

Mike Holton, T. Rowe Price.

Mike Holton - T. Rowe Price

A couple of clarification questions on the branches. Tom, did you say in your prepared remarks that you thought some of Golden West’s branches were some of the best in the country?

Tom Wurtz - Wachovia - CFO

I would say if you looked at overall at their branch network that you would be hard pressed to find another major bank who has more of their branches as a percentage of total branches in A and A minus locations. Most large banks are the aggregation of lots of different acquisitions over time. And so overall, you don’t end up with all of your branches being in great locations. In their case, they were very thoughtful about it, they owned 75% of the branches and have treated the branches as if it’s something that they own and want to take care of.

Mike Holton - T. Rowe Price

Right. In terms of you all rating the branches and the due diligence I guess you said you visited like 95 or so. When did that happen? Was that this week, last week?

Tom Wurtz - Wachovia -CFO

We certainly got a lot of that done last week during due diligence. In terms of real detail analysis, we probably drove by just to identify from a location standpoint that we were happy. We got a lot of that work done previously and then actually going into the branches and seeing that physical conditions inside the branch and so forth, some of that work was done this week.

Mike Holton - T. Rowe Price

And, then, my last question around the Sandlers. To your knowledge, once the deal closes, are they kind of free to do with their stock what they want? Are there going to be any sort of restrictions or lockups on them at all? Is it just a matter of them doing what the want?

Tom Wurtz - Wachovia - CFO

They’re free to do whatever they want.

Mike Holton - T. Rowe Price

Okay, thanks.

Operator

Kevin Fitzsimmons, Sandler O’Neill.

Kevin Fitzsimmons - Sandler O’Neill

I have a couple of questions. First a quick one if you could just comment on the deferred interest. You had mentioned the incremental that you expect if you kind of baked that into your estimates for cash EPS, number one. And then if you could also comment on what we would expect on the margin impact to your—the combined margin to the Wachovia stand-alone margin of combining the two companies.

Tom Wurtz - Wachovia - CFO

On the combined margin, their margin is about 284, 285, and they’re basically a quarter of our size. I think you can take the difference between our 320 and their 284 of 34 base points and take a quarter of that and that would be about the degradation. In terms of the impact on cash earnings, no, I don’t consider that a non-cash earnings. I might understand the logic behind that, but it’s almost like the equivalent of taking equipment depreciation and adding that back. And there are lots of things in normal GAAP earnings that don’t result in the transfer of cash when they occur. But no, I don’t think there’s a lot of difference than this person paying us back and then us loaning the money to a new borrower. We do reflect our within our—model our borrowing costs for cash we have not received so we’ve captured it that way.

Kevin Fitzsimmons - Sandler O’Neill

Okay. Can you more of an observation I’ll see what you have to say. Just the fact that you’re holding this conference call and I realize what you said at the outset, there a lot of common themes, a lot of common questions. But you have a very impressive and well-staffed investor relations department that I’m sure has been very busy over the past week. But I’m wondering is the point of the call more because of what has happened to the stock and is it really I’m just wondering has it really exceeded your expectations on how the market was going to react? And my observation on that is while we recognize the synergies and we recognize the long-term value of the deal, maybe what has happened to the stock reflects that the synergies really are and we’re talking about 2009 the expense phase there’s really a low amount of that and those are the more certain short-term benefits that you get from a deal. And then things that have been mentioned, that it’s a thrift integration which tends to be a little tougher so maybe that can explain some of the difference in how somebody who previously invested in Golden West would view it versus a Wachovia investor who now absorbs this. And then just the whole uncertainty about mortgage that we’ve been talking about and how that gets baked into the P/E of the combined institutions. So just kind of an observation to see if—what you thought about it?

Tom Wurtz - Wachovia - CFO

I think I can boil it down this way, that the stock price reaction was not anything like I anticipated. I would’ve anticipated any deal that you announce has some price depression in fact and this one was far worse than I ever would’ve imagined. And if there had been no price depreciation, we would not be talking today because we would assume there’s no need to. But we feel an obligation to our existing shareholders to do anything we reasonably can to protect their investment. And if we think that making this call will be helpful then that is a reason for doing it.

In terms of what I would think are reasonable bases for people to have or to draw opinions on this, I understand that it is reasonable to question as to what the speed as to when you can integrate a different customer base and a different model into a company. I understand the mortgage market has been terribly robust and obviously it cannot continue on at those kind of levels forever. And so that seems like a very reasonable thing people would be, have questions around. And I could even understand that the Sandlers are brilliant people and that if they’re selling, is there something I should know. Those all seem like reasonable things to think about. And our purpose here was to eliminate all those other issues that we think are just unfounded. So in terms of the quality of the branches and in terms of the concerns around integrating our mortgage model, there really is not a lot of risk in doing that. And I see nothing but upside. And then some of the misperception around deferred interest, negative amortization in their core product, how it might be differ from the way other people operate. I mean I’ve had people describe deferred interest in ways that almost seems unholy. And so I think to the extent that we can at least eliminate incorrect perceptions and factual errors, we need to do that and then people can just kind of revert back to those basic questions about, gee, is this the right time in this particular economic cycle to have exposure and we weighed that when we did—and we feel good about it.

Kevin Fitzsimmons - Sandler O’Neill

Okay, great. Thanks Tom.

Operator

Robert Lacoursiere, Banc of America Securities.

Robert Lacoursiere - Banc of America Securities

Thank you. I’m just wondering I still would like some more information to understand how you got to the excess capital number that the range that you got?

Tom Wurtz - Wachovia -CFO

Sure. We operate at 4.7% tangible capital, they had something in the neighborhood of a little over 7% tangible capital. And we put in our presentation that we would operate their existing portfolio at about 4.5% tangible capital. And so the difference between that 4.5 and the slightly higher than 7 is the excess capital that you would be referring to.

Robert Lacoursiere - Banc of America Securities

So if I understand correctly it is because you guys are holding the assets as opposed to a mono line holding it you can put less capital?

Tom Wurtz - Wachovia - CFO

Right. And I would like to point out that I would not want to suggest that S&P was voting for the deal but I would say since we shared with them our capital plan before the deal was announced and then announced the deal and are describing it the same way to you, they have put us on positive watch for upgrades. So I think from that standpoint it kind of reaffirms that from a risk standpoint the amount of capital that we’re holding going forward is appropriate given the risk profile of the combined companies.

Robert Lacoursiere - Banc of America Securities

On a different matter, if I could on a different matter Golden West has a great reputation for underwriting standards but they also have a reputation for old school approach. They are not exactly they don’t like FICO scores and automated underwriting systems and a lot of other things that many would argue actually held them back from being able to originate more or more rapidly expand their distribution. Do you think this is a handicap for you trying to broaden your now that you will own it their option ARM approach?

Tom Wurtz - Wachovia - CFO

Yes. I would say if they were held back I hope we’re held back in the same way because they did grow earnings at nearly 20% for an incredible number of years. I don’t think we want to do anything to change the way they operate in terms of underwriting the dedications they have to the integrity of the appraisal process. And if by chance we leave a stack of money on the table because we did not expand fast enough that pales in comparison to the value that is created through having the underwriting practice remain in the same way it has.

Robert Lacoursiere - Banc of America Securities

Thank you.

Operator

John Balkind, Fox-Pitt, Kelton.

John Balkind - Fox-Pitt, Kelton

Thanks good afternoon everybody. In terms of the branches, could you talk a little bit about size versus your average branch size and then also staffing in their branches versus your branches? And then when it comes to adding commercial lenders small-business people et cetera how do you think about the cost associated with that and over what timeframe are you thinking of fully building out the franchise?

Tom Wurtz - Wachovia - CFO

In terms of general size, what is interesting about the way they have approached the branches as the vast, vast majority of their branches have been built so they’re expandable. And that’s two forms, either within the existing exterior walls of the building there is a part of the space which is currently vacant that they simply tear down an interior wall and can expand. Right now the space that’s in service today is about 3400 square feet with the opportunity to extend out within the existing building. Also most of it has been designed in a way that they have the ability to extend the exterior walls without infringing upon the parking lot. So our branches typically are probably going to be in the neighborhood of 4000, theirs are at 34, 3500 square feet. We don’t see that as being a meaningful challenge from that standpoint. In terms of the personnel count, one of the things that I will touch on and I’m getting to that is that when we plan to consolidate branches we’re only counting on about 4.5 headcount reduction per consolidated branch. And there is not a lot of difference in terms of the headcount per branch. We have about seven people or seven FTEs per branch. At peak times you’re going to see more people in there because some of them are part-time and that is not a lot different than the Golden West branches.

John Balkind - Fox-Pitt, Kelton

On the commercial lenders small-business people et cetera?

Tom Wurtz - Wachovia - CFO

That’s something we’re going to go about in a reasonably aggressive way in all honesty. We don’t want to put the revenue lift in here because we did not want to make it a more complicated story than it needed to be. But we see that as something that in all honesty we probably would have proceeded on exporting some of our commercial lending capabilities to California even in the absence of a well-defined branch network. And so that will be something that in 2009 is a meaningful contributor to revenue and bottom-line profits. So we will go pretty aggressively there.

John Balkind - Fox-Pitt, Kelton

Thanks Tom.

Operator

Bill Rubin, Boston Company.

Bill Rubin - Boston Company

Two quick questions. One, Russ Kettell, President and Chief Operating Officer last couple or few decades at Golden West. You mentioned that he will have a position but you’re not sure where. Can you give us just any hint at all where he might end up because he seems to be a critical cog in the chain here. I will ask the second question in a minute.

Tom Wurtz - Wachovia - CFO

It’s interesting. I guess I can just promise you that Russ has again confirmed to me and confirmed to Ken that he has every desire to stay with us and I can assure you with 100% certainty we want him to stay. He is a man without ego. There’s very few people I’ve run into who are like Russ Kettell. When I asked Russ what was important to him, what kind of title would he think was appropriate, he said he didn’t care about title at all.

What he wanted to do was continue to be actively involved and to be able to make us as successful as we could be. He said I love the people I work with, I like being here, I find the work very interesting, I’ve seen nothing but an interesting intellectual opportunity in terms of being exposed to the way you folks do some of your working and he said I think I can be a great resource for you Tom in terms of learning more about our business and acting as a good intermediary between our companies. So I wish I could tell you exactly what his title is going to be, but it is unclear as to what the title will be. All I can tell you is that we will do whatever it takes to make sure Russ feels as if he’s making the contribution that he wants to make because he is a very bright guy. I also might add that there’s been one additional positive development and that is Jim Judd who many of you know heads up a lot of the IT world, the lending world and so forth. Jim previously had said that he had a real strong desire to attend to some personal ambitions he had and so forth and was only willing to work part-time. He is going to stay on full-time for two to three years. He has come back and said you know, this really is more exciting than the other things I could have possibly done and I want to be a part of it. So we think that is nothing but a positive.

Bill Rubin - Boston Company

That is good to hear as long as they’re on board in some capacity. And then my second and last question. The credit quality performance and the EPS performance, it’s not just better than average it has been exceptional for so long and I’ve always wondered about what the secret sauce was or the secret formula that Golden West had. And I’m wondering I don’t think you have mentioned this before and I know it has been a while since I asked this question about what the average age of Golden West’s customer base is. But a couple of years ago the average customer age was over 60 years old. And I’m wondering does that have something to do with the ability for Golden West to manage its operations in the way it extracts profit from its customers?

Tom Wurtz - Wachovia - CFO

I don’t have any sense as to what the average age of the borrowing customer is. On the deposit side, it would still clearly be over 60 years old. The average household has been with them wherever they have had a branch open for at least six years the average tenure is over six years. So I think that reflects pretty well that they have a pretty stable customer base. The average customer relationship is about $82,000 and most people or a majority of people have two or more CD relationships but on average they have two-plus product relationships per customer or per household in terms of the retail branch. But all I could tell you is that what was true before in terms of the average age of the retail customer being over 60 is still clear today although they are attracting a younger clientele through their Internet bank. There I think there’s about a 10-year difference between the average age of people that are coming to them through the Internet channel and their retail foot traffic. But I really don’t have any insight to give to you on the lending side whether age means a difference to them versus anyone else.

Bill Rubin - Boston Company

Okay, thanks.

Operator

Jennifer Thompson, Oppenheimer.

Jennifer Thompson - Oppenheimer

A couple of questions. How would you characterize the deposit pricing deposit rates paid at Golden West branches versus WB branches in the markets that you currently both operate in?

Tom Wurtz - Wachovia - CFO

They tend to be somewhat higher. For example, their checking account product is I think about 170 basis point yield on it. They were really one of the first folks to come in with the concept of high-yield checking. And so in general, you’re going to find them to be somewhat higher than we are on most products. Their core savings product is viewed as an active savings product whereas we have some very compelling offers on the money market side but our savings product is I don’t know if I’d use the word obsolete but it’s more traditional for the bank savings product and we really focus on customer acquisition with this money market product whereas they would be more likely to use the savings product and CDs as the customer acquisition tools. So it’s clearly higher and that represents the channels people refer to how do you integrate the customer base because all you do is through creating packaged offerings say here is our value proposition. To the extent that you’re willing to move your checking relationships or some other relationships with us, we will preserve some of the higher yields you’ve earned on some of these products and work people into it in a very slow way.

Jennifer Thompson - Oppenheimer

So given that challenge how do you think about the potential, you know, depositor attrition at for this deal versus say for what you saw and what you had estimated at SouthTrust which was a much more traditional bank?

Tom Wurtz - Wachovia - CFO

At SouthTrust, I’m not aware that we have any attrition. I’ am sure there’s somebody that someone could point to. But in general we didn’t see any evidence of attrition in their customer base. And I don’t see any reason why we should forecast attrition here. Again we’re talking about an identifiable number of people, about 750,000 households. We have incredible data mining skills, they have great histories on these people. We can virtually craft a unique value proposition to every one of these customers and we will do that and we will do it not just through direct-mail but through their trusted relationships with the people in the branches. We will not go through this in a careless method at all, we’ll figure out exactly what’s important to people, we’ll test out and say, gee, what would compel you to find this appealing and do some testing with the focus groups and we go about it a very thoughtful way. But I don’t see it as in all honesty as being a tremendous risk, because we don’t have to do anything. We could leave the separate brands and so forth, which would be a foolish thing to do, but the point is it is not imperative that we move with any great speed to achieve any of the economics of the deal.

Jennifer Thompson - Oppenheimer

Okay, just one technical question I guess is the comment on the lag, 75 to 125 basis points in the indexes after the Fed stops raising rates — over what timeframe would you think that would sort of fully be recognized?

Tom Wurtz - Wachovia - CFO

It is different for different entities, but I would say it takes probably about 16, 18 months to fully be reflected because it is a combination of a couple of things. It is the actual mathematical rollover of CDs or rollover of the index. And then it is also a behavioral change in the customers that would be experienced by both Golden West as well as others savings institutions. After rates begin to finally show evidence that they have stopped rising, people tend to move some of their dollars from product X to product Y. And that also contributes to that migration of some of the indices. So it probably takes 16 to 18 months.

Jennifer Thompson - Oppenheimer

Okay, great. Thank you.

Operator

Igor Krutov, Vontobel Asset Management.

Igor Krutov Analyst

My question has been answered. Thank you.

Operator

Ben Johnson, KBW.

Ben Johnson - KBW

I’m trying to take advantage of the fact you said you would be here as long as it takes. What is the average FICO score on the Golden West book, and what percentage of their loan book is off refis?

Tom Wurtz - Wachovia - CFO

I can’t say what percentage of their loan look is off refis, but they do disclose in their Qs and so forth what percentage of the origination volume was refis, and that would include refis of their own products. That was again as people migrate from the COSI index to the CODI index and so forth that’s showing up as a refi. But I don’t know if I would necessarily think that it was a refi from that same point. I just think it’s more almost another option that the customers have. But the refi percent I think was 84% in the first quarter. I’m going to look to the IR team to see if they can validate that, but I believe that’s true for the first quarter.

Alice Lehman - Wachovia - IR

I think it’s about 85%.

Tom Wurtz - Wachovia - CFO

84, 85% first quarter. But again that includes the transition from one index to another within their own portfolio. And I’m sorry the other question was the FICO score? They really I don’t think Fair Isaac is going to ask the Sandlers to do many commercials for them because they view the FICO score as just a very, very small component of their credit decisioning. And the average FICO score is 680 to 690 is the answer to that question specifically. But that isn’t a big driver of their credit decisions. The biggest driver at the end of the day is obtaining an appraisal that you feel very good with and qualifying people at the full index rate and then making a very moderate LTV loan.

Ben Johnson - KBW

Second, how are you looking at the pace of integration of these to the company especially as far as products go? And I’m specifically interested in the COSI products. Is the index going to disappear and have to be changed? And what kind of uncertainty does that put on the brokers? How are you going to be able to play defense against other option ARM lenders out there who the brokers don’t necessarily have a consistent product looking at them in the face because if COSI goes away what is this based on?

Tom Wurtz - Wachovia - CFO

I would say on that front people could lie and say that COSI is going away in terms of using that as an aggressive strategy against Golden West, but that would be a lie. We don’t have any plans at all today to have the COSI go away. There is no particular reason for it to go away. We will go about it in a very thoughtful way in determining how we want to elect use of a thrift charter versus a national banking charter. We will hope that we will be able to come to very satisfying agreements with the FHLB system. There’s things that we would need to be different than are in place today but we think we can probably reach agreement with them. And we think there is an enormous amount of flexibility to keep a COSI index in place and perhaps it can be done in a way that offers customers greater certainty as to how that index is going to behave and so forth. So we don’t view it as a negative in any way and frankly see a fair number of positives.

Ben Johnson - KBW

Lastly, what kind of benefit do you see from maybe your better funding source there? And on top of that where do you see the repricing lag in their products helping your margin going forward? Can you quantify that at all just what kind of benefit you’re going to get from this?

Tom Wurtz - Wachovia - CFO

No. I would invite everyone to do that calculation based on their own math because specifically I pointed out a number of things that will if they continue tend to mitigate some of that repricing benefit and those simply were the higher prepayments lower margins on new loans and the migration from one indice to another. So I don’t want to get in the business of predicting all of those different elements. So I just think everyone should do a thoughtful consideration of all of the different things that contribute to their net interest income stream. And, in all honesty I forgot the first part of that question.

Ben Johnson - KBW

Your deposit base versus theirs.

Tom Wurtz - Wachovia - CFO

I don’t remember that question.

Ben Johnson - KBW

I guess where I was I was trying to get at was.

Tom Wurtz - Wachovia - CFO

I am sorry. You were saying what kind of funding benefit will there be over time? Clearly, over time we should be able to fund their wholesale balance sheet or their wholesale funding sources modestly more efficient than they have been able to in the past. I don’t think that’s been a tremendous uplift but over time we should be able to again rationalize our balance sheet a little bit by probably reducing securities over some time frame and replacing those with loans which will be some additional benefit. And also because of the broader product set that we have we may be able to create indices which appeal to a broader number of customers in that we could have lower indices, we could elect different margins on indices and so forth. So I think that’s something that over time will manifest itself in increased flexibility in terms of a product offering without compromising anything that exists today.

Operator

Gerard Cassidy, RBC.

Gerard Cassidy - RBC

A couple of questions. I guess I’m not clear. Should we expect at some point in the next two or three years that a customer or an analyst that walks into one of your New York or Charlotte branches will see the same type of opportunities in products in the California branches of Golden West or are you going to have a separate identity out there?

Tom Wurtz - Wachovia - CFO

They will be branded as Wachovia and we would expect that after three to four years it would probably be indistinguishable and two to three years it would be well on its way to being indistinguishable.

Gerard Cassidy - RBC

The next question was I don’t know if I heard you correctly about the FTEs per branch. Right now at Wachovia I think you said seven and Golden West is something less than that. Did you talk about reduction of personnel though in answering that earlier question?

Tom Wurtz - Wachovia - CFO

No. I think what I said is that when we consolidate 53 branches, simple math might be well gosh there is six or seven people in a branch, therefore that is 350 people. And what I caution people is that math probably would not be correct because as we consolidate branches and bring more customers into a single branch we end up with having to staff that branch more fully. So I think you should perhaps think about only a reduction of four and 4.5 people on any of those consolidated branches meaning that the resulting branches instead of being seven people would be perhaps nine people.

Gerard Cassidy - RBC

Very good. Going on getting back to the deferred interest comments that you made earlier. Can you share with us on the deferred interest how long does it take a typical person who takes out one of these mortgages these option ARMs if they were to choose the minimum payment from day one? How long does it take them to get to those caps of 110 and 125%?

Tom Wurtz - Wachovia - CFO

It takes a long time. Probably about at least four or five years, probably in the average rate environment six or seven years, something like that.

Gerard Cassidy - RBC

Okay. Then you indicated in your presentation that the negative amortization is of course going to grow, but it would not really raise the LTV that much. It’s going from 68% to 71%. What is the assumption that’s being used for the value of the house to get to that 71%? Are you guys assuming housing prices are going to rise a certain percent each year or year stay flat, go down?

Tom Wurtz - Wachovia - CFO

That assumes nothing. It’s just comparing it to the — if the original LTV was 68% and then you created negative amortization of 2.5 to 3% that would translate to 71%. Now the reality as a mentioned earlier is that for all but 2005 originations and people have a variety of the opinions about 2005 property values I think it is fair to say the actual LTV that exists today is far, far less than 68% given the appreciation that has occurred over the country and particularly in the markets in which they operate. So we were making no particular assumption about what housing prices were doing in that calculation.

Gerard Cassidy - RBC

Okay, great. Finally, in Golden West’s first quarter press release they shared with everybody what the negative amortization was I think on the balance sheet it was about $420 million which is up about 41% from the prior year even though loan balances obviously did not grow that fast. Can you share with us what your understanding as why is the negative amortization growing so much faster than the loan balances at this time?

Tom Wurtz - Wachovia - CFO

I guess I don’t know that I would think about it in terms of relation to loan balances as much as just they originated $51 billion of loans and those loans had a pay rate of something between 2% and 3%. And the index rate would have been something between at any time when they were made from between 5.5 and 7%. And therefore as we made those new loans and people elected to go with the payment rate that is kind of the mathematics you end up with. It’s also a function of interest rates rising. And so to the extent that you have a loan today and you decided that — and the pay rate was 2.5% and the fully indexed rate was 6% and you elected to make the minimum payment today, next month your interest rate might be 6.1%. And you elect to make the minimum payment again, well you have created more negative amortization in that second month than you did the first month. And so again it’s not linear to the loan balance, it’s a function of when your loans were originated, what is the difference between the pay rate and the fully indexed rate and the fact that the pay rate is established at the date you get your loan and that minimum pay rate prevails for the first 12 months. And then it will be reset upwards 7.5% higher and then that rate will prevail for another year. So there really isn’t a clear correlation between the loan balance. As an example if you had a portfolio where you had no origination and no prepayments and you had a constant group of people who were electing to use the minimum payment option and the interest rates went up, the amount of negative amortization wouldn’t go up despite the fact that you and no originations, no prepayments and consistent borrower behavior, simply the interest rate went up whereas the payment rate was locked for some period of time.

Gerard Cassidy - RBC

Thank you.

Operator

John Lennard, Merrill Lynch.

John Lennard - Merrill Lynch

Two if I may. One is I know most of their funds have capped in them at some point, I realize they are fairly far out of the money but at what level do caps start coming into play on their ARMS and are there any hedges in place against it?

Tom Wurtz - Wachovia - CFO

Are you saying the lifetime caps

John Lennard - Merrill Lynch

The lifetime caps or maximum rate caps. I’m not sure exactly how they are structured.

Tom Wurtz - Wachovia - CFO

They’re all pretty high, I was just seeing if I could look through it real quickly in their annual report. But the lifetime caps are really we would have to have another 400 basis point rise in rates before the lifetime caps would come into play. So I think the average is about somewhere around 12 and you’re probably going to see at the lowest point interest rate and so there’s probably some that were 10.5. But in general they are all over 10.5 and they’d range from 10.5 to probably 13 so it’s an average of 12. Many competitors don’t have rate caps from what I understand and I’m not sure whether it really matters in all honesty when you get up to rates of 12 and 13% obviously it’s a pretty unusual economy that’s occurring at that point but we think that the existing (multiple speakers).

John Lennard - Merrill Lynch

The other one was totally different. If you’re far enough into trying to assess the purchase accounting and fair value adjustment, presumably their book CDs at current interest rate will mark with some degree of discount and some immediate increase in the interest cost of it on the resulting book value. But how should we figure that the different adjustable mortgages go through the mark-to-market process particularly the ones where there is a like interest rate effect and the amount of the Fed does stop tightening?

Tom Wurtz - Wachovia - CFO

There’s a lot of complexity there because the deals with the interest rate characteristics. A lot of different loan attributes as to location, average loan size, LTVs, refi versus purchase, broker versus retail. So we’ll go through that process. My guess is that we come out something within 30, 40 or 50 basis points of where their carrying value is on the loans. And I cannot tell you whether it’s going to be a positive or negative because it will be a function of what other rates are in the market as to what the value of those cash flows is. I would suspect it’s something within 50 basis points one way or another.

John Lennard - Merrill Lynch

Thank you very much.

Operator

John McDonald, Banc of America.

John McDonald - Banc of America

I have gotten some questions throughout the week about what you’re doing to ensure the retention of senior management below the level of the Sandlers and maybe Russ Kettell. So the comments about Jim Judd were helpful. Just in general what kinds of things are you doing to make sure some of the expertise stays around on the Golden West side?

Tom Wurtz - Wachovia - CFO

Anytime we go into a deal like this, we are real thoughtful about the people throughout the organization. In general the biggest thing that threatens people is am I going to have a job. And in general the vast, vast, vast majority of people are going to end up with jobs here. And to a large extent simply their life improves from the standpoint of they have a broader product set to work with they have greater certainty about what their long-term future is. We are going to offer a benefit package that’s superior to what they have today in terms of a better 401(k) program, a better defined benefit pension plan. And so those are two big positives. People are very excited about staying. We don’t see that as a big issue. They did have a program in place that was a supplemental employee retirement program. We’ve modified that program that it gives people for no additional cost on our part more incentive to stay simply because we have shortened some of the vesting periods. And so whereas somebody would have viewed it potentially as I have to stay 12 years to get some kind of benefit, well we have changed its so maybe I only have to stay five years to get the same benefit. And so from that standpoint we think that’s going to help as well. But in general the fact that you have a job that you’re going to have the opportunity to be part of a big new exciting organization. We’re not going to import a lot of bureaucracy into their world and they get better benefits. We feel very good about it. And we think they are remarkable leaders. They’ve been very, very successfully at keeping their people in place, very successful. And we think with the combination of Russ and Jim and other folks in general their life is just a little bit better and we think that people will stay.

John McDonald - Banc of America

At the senior level it was clear from the call on Monday that the Sandlers did not sign contracts, What about one level beneath them on executive management contracts?

Tom Wurtz - Wachovia - CFO

No.

John McDonald - Banc of America

Is that because that’s just not Wachovia policy not offer them?

Tom Wurtz - Wachovia - CFO

We don’t think it’s necessary but we prefer not to. We are willing to take our chances that when we interact with these people they will find that we’re very excited about partnering with them that we will give them a great level of opportunity to be a meaningful part of the success of our organization. And we think we show very well with people we deal with.

John McDonald - Banc of America

The second question and the last one for me is the 12% growth rate assumed for Golden West is obviously a concern for people. I heard about that throughout the week a lot and I’m sure you have too. Understanding that is the consensus, is there any assumptions you can talk about that make you feel good about that or make that seem like a reasonable growth rate, whether it is mortgage volume or margins, anything you could talk about to make us feel that that’s a reasonable growth rate in your analysis?

Tom Wurtz - Wachovia - CFO

Well on that front, nobody can say where we are in the mortgage cycle overall. We’d say that they’ve demonstrated an ability over an extended period of time to achieve better growth in that industry than almost anyone. I don’t know if there’s anyone better or not but almost anyone. And from the standpoint of the same people are going to be there in place and to the extent that there is any degradation in the mortgage market overall we think some of the things take the edge off that are last year they did not have this Loan Experts program. Now they have 600 people out there originating product that should do a very effective job of that. We can substitute our product into the Loan Expert program in terms of the non neg am products and get some lift there as well.

Additionally we don’t really need to integrate our companies in any way or essentially even consummate the deal to enable the Golden West folks to present the Wachovia offering on the fixed-rate products and hybrids and all-pay and so forth to their broker community. So there’s a lot of things that can occur without even integrating the Company. So from that standpoint, if the markets closed down somewhat I think they’re going to fare better than others because there are some new initiatives we have in place that will do well over time. We’ll also expand the product offering by going through the retail branches. And so I think it’s reasonable to conclude that a company that is grown at 19% of a very long period of time when you add additional product and additional functionality and additional marketing that chances are that somehow we won’t dilute that 19% growth rate and get it down too much below a 12 over time. And I understand that at any point in time somebody could say, gee, over this finite 12 months is it going to be this growth rate or that growth rate? I can’t tell you. I would just say that when we look at it overall we feel very good that the numbers we have put are reflective of the contribution this Company will make.

John McDonald - Banc of America

Okay, fair enough. Thanks.

Operator

Mike McMahon, Sandler O’Neill.

Mike McMahon - Sandler O’Neill

I cover the Golden West side for Sandler O’Neill. There has been a lot of discussion about the details of option ARMs, deferred interest, FICO scores et cetera. And maybe it has been implied that it has not specifically been mentioned. Isn’t the real fundamental reason for the deal is your desire to enter into the largest state California, most popular state, fast-growing state and that Golden West may or may not have been the preferred entry vehicle but you acquired the Company, a very solid company, an exceptional company at a very reasonable price of about 14 times ‘06 earnings after you take out that dividend? Am I oversimplifying or are you —?

Tom Wurtz - Wachovia - CFO

Probably oversimplifying a little bit. What you’re saying is absolute true from the standpoint of we do view California as being very attractive, Arizona, Nevada, Colorado, Florida — all those are very attractive marketplaces. And that would be part of our decision but we also view them as being unique in the mortgage market and in creating value where a lot of folks have not been able to do it and having an infrastructure in place that makes it very hard to replicate their success. You could say I’m going to introduce my own COSI or COFI ARM product tomorrow. And I would just say God help your shareholders because it’s a very complicated process to put in place all of the discipline and process that they have to get the in-house appraisers, get them trained and to create the working knowledge by the broker community that they been able to achieve through a long-standing period of training with those brokers and delivering on their commitment. And so from that standpoint there is extraordinary value in their mortgage operations as well. So I would say it’s the combination of a very attractive footprint, a very clean platform from which we can expand, a great mortgage business, excess capital and a management team that is absolutely fantastic. And both in their ability to demonstrate success and I have never encountered a group of people who have at this point been more embracing of a strong desire to do whatever they can to make the combination go very, very well.

Mike McMahon - Sandler O’Neill

Well, I’m not surprised. It’s an outstanding Company as you know. A second and final question. What is Wachovia’s target market share when they enter a market? Are you generally looking to be in the top three in deposits, top five? Are you content to be number six in California?

Tom Wurtz - Wachovia - CFO

No we’re not content to be number six nor will we stay number six. I would say through the combination of this acquisition and we will continue to do de novos, we’ll probably slow down a little bit in the near-term and this represents the best way for us to spend our time. But we will do de novos in California and undoubtedly at some point we’ll do modest acquisitions, whether it be in California or other states. But we don’t think we do our best work when we’re sixth in the market share. I think when we get to the third and fourth spot we do a whole lot better. In some places third is an unrealistic expectation and so you have to do well in fourth. But it really has to do with what the distribution is above you and whether you have anything distinctive in the marketplace. But mostly as a general matter, probably our aspiration would be no worse than fourth in the market. We do our best work when we’re first actually.

Mike McMahon - Sandler O’Neill

Understood. Thank you very much.

Operator

Gary Townsend, Friedman Billings Ramsey.

Gary Townsend - Friedman Billings Ramsey

A couple of questions. Did you say earlier that you’re thinking of maintaining the thrift charter? What are your plans with respect to that?

Tom Wurtz - Wachovia - CFO

I would say at this point we have no plans to abandon the thrift charter. We’ll have to go through it and think real carefully. There’s a lot of different ways that you could work this, but we think in terms of preserving the COSI index which is very important, maintaining the thrift charter is an important element. So at this point we have no plans whatsoever to abandon the thrift charter.

Gary Townsend - Friedman Billings Ramsey

The thrift charter would be perhaps essential to maintaining the COSI?

Tom Wurtz - Wachovia - CFO

We will have to look through that. It certainly makes it very simple and straightforward and makes it very simple and straightforward to continue the relationships with the Federal Home Bank of San Francisco and Dallas, which like I said there’s things that have to be done differently for us to find that little feeling but hopefully we’ll be able to some to some agreements with them that makes sense for both of us.

Gary Townsend - Friedman Billings Ramsey

Are you also a member of the Home Loan Bank of Atlanta too? I forget.

Tom Wurtz - Wachovia - CFO

No we are not. We were at one point, we’re not right now.

Gary Townsend - Friedman Billings Ramsey

And then, just finally with regard to the New York area, that has been an area of expansion for you as well. Will this in any way divert your focus from continued expansion in that market?

Tom Wurtz - Wachovia - CFO

I don’t think so at all. We had expressed a desire to get 18 to 24 branches in the city and with real estate costs going up we’ve — despite the fact that the reception has been very good to our name, we think that actually Long Island in the near-term represents a better opportunity so we’re going to focus a little bit more on that over the remainder of 2006. But again our plans were relatively modest in the New York Metro area and this would not do anything to influence that.

Gary Townsend - Friedman Billings Ramsey

Thank you.

Operator

Michael Howard, Sanford Bernstein.

Michael Howard - Sanford Bernstein

Good afternoon. My question is about Golden West’s mortgage customer base. Your presentation on Monday cited some average statistics and average loan to value ratio of about 68%, average original loan amount of 214,000 which together suggests an average loan home value at the time of origination of around 315,000. That doesn’t seem a lot given that two-thirds of their loans are in California and average home prices out in California are in the mid 500s. So given that their customers are using option ARMs to buy lower than average cost houses, we have been trying to square that with Golden West’s claim that they are out of sub-prime. The earlier comments on the FICO scores were helpful, but I guess we’re wondering why they claimed that they do not do sub-prime?

Tom Wurtz - Wachovia - CFO

I don’t know if there’s any correlation between home price and sub-prime as far as I am aware. I think sub-prime is a definition of credit wherewithal, pricing of the financial instrument. But I don’t know there’s any correlation between home price and sub-prime. About 90% of the originations come from customers that have incomes that are at least 80% of the MSA median income. So, again, but sub-prime is a definition that reflects the borrower’s credit quality and I think the FICO score is an indicator. But I agree it’s relatively when you go through the math you’ve just described, it’s relatively modestly priced. And I would say that should give people a fair amount of confidence that homes that they’re lending on have not been overly impacted by appreciation. And also it’s just reflective of their incredible discipline. As you can imagine, the temptation would be to just extend up the mortgage size and lend them higher and higher prices. They don’t do $1 million loans.

Michael Howard - Sanford Bernstein

So you would attribute their track record on credit quality to their product structure and their underwriting more than the particular characteristics of the borrowers?

Tom Wurtz - Wachovia - CFO

Yes, there’s no question. I would attribute their success to having exceptional appraisals, making certain that the borrower can pay at the contractual interest rate for the loan and then offering a product that gives more cash flow flexibilities. But they don’t anticipate that when they make the loan that the borrower will be unable to repay that loan should they choose to make the full amortizing payment.

Michael Howard - Sanford Bernstein

Okay, thanks.

Operator

Richard Bove, Punk Ziegel.

Richard Bove - Punk Ziegel

My compliments to you, you have been doing this for close to 100 minutes and I have to tell you a tour de force you are doing a fabulous job. But I have got a kind of a tough question. If you go back in history and this is probably more for an economist than the position that you hold. But in 1972 housing starts on a seasonally adjusted basis hit about 2.5 million. Two years later they were under 1 million. They’re down already 10% in this cycle. In 1993 the last time we had a huge refinancing boom or one of the times that we had these huge refinancing booms following the decline of refinancing, in that cycle Golden West earnings went down three years in a row. And I’m just wondering if you take a look at the current cycle both in home refinancing and in housing activity whether your economist ever weighs in and says, hey, wait a minute, you’re buying into California at the top of the cycle, the cycle could go down for two to three years. No company, particularly Golden West, doesn’t avoid the impact of a cycle. Maybe $25.5 billion could be better invested somewhere else. I mean have those questions been asked and what were the answers?

Tom Wurtz - Wachovia - CFO

I cannot argue with the question that you’re getting at. In terms of will that occur, there’s a broad range of things that could happen in the mortgage market overall and California would be one of the markets that has been more frothy than the vast majority of the country. And so at some point can there be some deterioration there? Absolutely. Is this the time that it’s going to occur? I can’t tell you. In general what causes credit issues is unemployment. And right now unemployment is at a very low level and most signs in the economy are that there is building momentum in terms of job creation and so forth. So from that that standpoint I don’t view it as a credit issue. Could you just have a change in the public’s perception as to how much they want to have in real estate versus something else and has that caused production to be in lower than we would want or Golden West would want? Yes it could happen, but again we think that long-term this represents a great strategic move for us. And there is undoubtedly going to be a year somewhere along the line where we’re going to say, boy I sure wish we didn’t have as much exposure to the mortgage market. But that being said, whatever we spend our $25.5 billion on to the extent that with any business where we’re adding additional exposure we would be saying that — so it sounds like I’m just rambling on and on. But I cannot disagree that at some point there’s going to be some degradation in the mortgage market from an origination standpoint that is going to reduce originations and undoubtedly reduce income compared to expectations for this company.

Richard Bove - Punk Ziegel

Thank you, and again terrific job on your part.

Operator

Ryan O’Connell, Citigroup.

Ryan O’Connell - Citigroup

Tom, I just wanted to get some of your initial thoughts on how you might finance the cash portion of the deal which I think is in the neighborhood of $6 billion. Based on your conversations with the rating agencies, do you still have some capacity to do another WITS type hybrid? Is that the sort of thing you might consider?

Tom Wurtz - Wachovia - CFO

We don’t have current plans to do another hybrid because again we are managing this all to a tangible ratio and that does contribute to the tangible ratio improving.

Ryan O’Connell - Citigroup

Gotcha, so straight debt?

Tom Wurtz - Wachovia - CFO

Straight debt. Yes, we’ve built into our assumptions a 6% pretax cost so I think we’ve been reasonably conservative in our assumptions around what the debt cost is. I’m sure it will just be some combination of intermediate-term borrowing, short-term borrowing and probably some long-term borrowings. But hopefully it will trend out to an average of 6% or less.

Ryan O’Connell - Citigroup

Thank you for doing the call. Very helpful.

Operator

Chris Blum, Edward Jones.

Chris Blum - Edward Jones

Good afternoon, Tom, a couple of quick questions I believe. Any information that you could share on the percentage of nonowner occupied and mortgages in their portfolio as well as the average age of their portfolio?

Tom Wurtz - Wachovia - CFO

Sure. On the nonowner occupied — let me just check to make sure someone handed me a note but I think I have something that details it. I would say that their nonowner occupied has historically been the highest performing portfolio at lower LTVs and higher margins. And so it’s actually from an overall performance standpoint been the best portfolio they have. 9% is nonowner occupied.

Chris Blum - Edward Jones

And the average age of the current portfolio?

Tom Wurtz - Wachovia - CFO

You know I don’t know. I guess with a boy and a strong horse you could probably work your way through the couple of annual reports or quarterlies which show the origination during prepayment and zero in some estimate of that. But I wish I had that on hand but I don’t.

Chris Blum - Edward Jones

You have talked a little bit about the in-house appraisal staff that they have and obviously I’ve heard the characterizations of the appraisal industry. But could you share maybe some specifics and practically how that in-house appraisals staff has led to greater credit quality in the portfolio?

Tom Wurtz - Wachovia - CFO

Sure. They have 1000 in-house appraisers and they have a very regimented training process they go through and they’re not unwilling to exit markets. They get together as a group and take into account a variety of economic perspectives from different outside sources as to what the economy is in a market. They take a look at how their competitors are behaving in a certain market and they go about it in a very thoughtful way in terms of taking a look at what is going on in a market, how prices have behaved, whether they understand the factors that are contributing to that particular behavior. As an example, Las Vegas is perhaps one of the most dynamic housing markets around and represents an extraordinary opportunity in theory. And they have branches in Las Vegas because it’s a market that they find appealing. They pulled out of Las Vegas simply because they felt that the housing market was underpinned by speculative activity. And so rather than participate there, they simply pulled out of the market. That’s a pretty big market to pull out of. So I think it really does reflect the kind of discipline that they have.

The other thing that I would emphasize is that it isn’t 1000 people based in San Antonio that are operation centers that are sent off across the country to do appraisals. It’s when they operate in a market they hire people in those local markets that understand what is going on. They know realtors well, they know other financial institutions well and are really in tune with what’s going on in the local markets. And that the end of the night and day that makes a very big difference.

The other thing is they are not pushed to make the values. But probably another thing that contributes to the whole model working well is that when you operate on a portfolio basis, it’s very different from the dynamic where you originate and sell because as an originator you are tagged for that loan over its life. And as it begins to evidence behavior that was different than what was anticipated, you are accountable for that. And that linkage between your actions as an originator or as an appraiser and the ultimate outcome of that loan, whether that be a default or just delinquency or some other aspect of behavior that’s different, they keep very close track of that and try to learn and export best practices across their company. So it can’t be overrated in terms of what the consequence is to the overall value of what they create.

Chris Blum - Edward Jones

Thank you.

Operator

Nancy Bush, NAB Research.

Nancy Bush - NAB Research

Tom just a couple of quick follow-ups here. The operating platforms for Wachovia and Golden West, are they going to be integrated, will mortgage banking be integrated or kept separately? If you could just address the whole platform integration question.

Tom Wurtz - Wachovia - CFO

Sure. There’s lots that has to be done to work through all the details there. But there isn’t a lot that needs to be done in terms of integrating the mortgage platforms. As you saw from the slide where I showed how we’re organized versus the way they’re organized, you could say, gosh, aren’t there are some benefits that combining your wholesale operations with Golden West? Maybe. But if you can get most of the benefit by just sharing best practices and product sets and so forth, is it really worth disturbing anything to get a very modest amount of efficiency which has some revenue risk. And we would say, no, not at this point at all. There is not enough cost savings to bother with risking revenues. So we think that on the mortgage side that can be done we can kind of get all of the benefits without really fully integrating the platforms themselves. So I think on that side it’s pretty straightforward.

On the retail side it should be fairly seamless. What creates complications typically in integrating banks and branches are two things. One, the volume of transaction can be too intense for the systems. And because they are not a transaction-oriented company, that presents very little problem from that standpoint. And the other thing is the volume of traffic. Again because the behavior of their customers is such that it has not been necessarily to go visit the branch every day to accomplish the task, we don’t think bank branch traffic is going to be a big deal either as we look to consolidate branches and grow their existing business within the branches they have today. So those are two of the bigger things that can be a conflict and we don’t see that being an issue at all here.

Nancy Bush - NAB Research

Just a question and I will understand if you cannot answer it. But one of the issues that has sort of been passed around as an urban legend this week has been that Golden West was shopped to Citigroup, it was shopped to HSBC, et cetera, et cetera, and that Wachovia ended up being the successful bidder. Can you — and I have also heard the other opinion positive that the Sandlers came to Wachovia and that was it. So can you just — is there any comment you can make on that?

Tom Wurtz - Wachovia - CFO

I haven’t asked Herb and Marion whether that’s true and I’ve heard the exact same thing you have, that I don’t know if the word shop is the most accurate portrayal, but I have heard that the opportunity was presented to the two companies you mentioned. And I don’t know any details as to why nothing more became of it. I didn’t ask Herb or Marion whether that was true, because frankly it did not matter to us whether that was true. So I cannot offer any more insight than that and I’ve heard the same things and it didn’t really matter to me one way or another so I didn’t ever ask them.

Nancy Bush - NAB Research

Thank you.

Operator

Fred Cannon, KBW.

Fred Cannon - KBW

Thank you for your patience. Just a question on the regulatory environment for option ARMs. We know that there was some regulatory guidelines or guidance issues in draft form. The Sandlers were in their letter to the regulators quite critical of current industry practices. I think in one line, Mr. Sandler referred to some of the current industry practices as looking for fools gold, while other players were much more sanguine about the product. I guess the question is how do you view the current both the competitive landscape in that product that is becoming increasingly securitized number one? And number two the regulatory environment and do you see that as any constraint moving forward in the combination? Thanks.

Tom Wurtz - Wachovia - CFO

I don’t think it’s going to be a constraint. I think the Sandlers have been as the leaders in terms of trying to educate the world about the option ARM program, its merits, its potential risks if it’s not managed appropriately. They do an exceptional job of communicating with their customers. So when a person gets a loan they after the loan has closed, they call the customer, make certain the customer understands exactly what their options are, talk to them again after about three months. And at their first anniversary when the minimum payment will be reset whether the person has elected that option or not, they again describe what the different options are to the customer. And finally there is a fourth follow-up. And so they do as good a job as anyone could possibly do in educating their customers. They’ve designed the product and underwritten the product in a very appropriate way. It does not have a deep discount. They underwrite it to the fully indexed interest rate, they amortize the loan over 30 years. So they have been doing it for 25 years and until five years ago, you never heard anything particularly negative about this product. They have not changed their product over that timeframe so I would suggest that the negative comments are not at all attributable to the way they have mentioned the product. So we have a great relationship with our regulators and we think we can very comfortably demonstrate that we will act as very responsible corporate citizens going forward with this product as Golden West has.

Fred Cannon - KBW

Finally, what about the competitive landscape? We’ve seen a number of players get into this product that hadn’t been in it before. Do you see it as intensely competitive product, or do you see it as kind of a niche?

Tom Wurtz - Wachovia - CFO

I don’t think there’s anything under the sun that can be done well that people aren’t going to try to mimic that product. I think what is unique here though is that it’s very, very difficult to create the infrastructure necessary to produce the very high-quality and highly profitable product that they have produced. And so we think that overall this focus of regulation that you referred to just a moment ago will be very, very helpful in demonstrating that this has to be done in a very thoughtful and systematic way that’s good for customers and good for the institutions. So right now, Golden West has about 0.5% market share of the national mortgage market. There’s huge areas of the country where they’re not focused and so I think we can take the product and do some very effective — originate in a very effective and prudent manner and overall improve that for shareholders over time.

Fred Cannon - KBW

Thank you.

Tom Wurtz - Wachovia - CFO

I want to thank all of you that have spent the time with us. When Alice said that we’d stay here as long as possible, we were guessing that that wouldn’t go this far. So frankly we do appreciate all the time you’ve spent with us. And like I said, I’m not trying to convince you of anything today, just trying to get the facts out on the table and hopefully people will make decisions based on actual facts. So thank you very much for all of your time.